UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2017
Commission File Number: 001-35152

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WI-LAN INC.

(Translation of registrant’s name into English)

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303 Terry Fox Drive
Suite 300
Ottawa, Ontario K2K 3J1
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Wi-LAN Inc. (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K dated May 4, 2017 (the “Original 6-K”), solely to furnish a corrected version of the Condensed Consolidated Financial Statements for the Three Months ended March 31, 2017 which was furnished as Exhibit 99.2 to the Original 6-K.

The revised Condensed Consolidated Financial Statements for the Three Months ended March 31, 2017 contains only the following modifications to the “Statements of Cash Flows” under the “Three months ended March 31, 2017” column: (i) “Depreciation and amortization” has been changed to $5,395 from $5,427; (ii) “Cash generated from operations” has been changed to $8,379 from $8,412; (iii) “Repayment of patent finance obligations” has been amended to $(1,389) from $(1,422); and (iv) “Cash used in investing” has been changed to $(4,896) from $(4,929).

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

EXHIBIT LIST

Exhibit	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2017 and 2016
99.2	Condensed Consolidated Financial Statements for the Three Months ended March 31, 2017
99.3	Certification of the Chief Executive Officer - Form 52-109F2 Certification of Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109F2 Certification of Interim Filings Full Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: May 4, 2017	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Vice-President, Corporate Legal & Corporate Secretary